Exhibit 99.3

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte & Touche LLP have full and free access to the Audit Committee.

“Peter Marrone”	“Charles B. Main”
Chairman and	Senior Vice President, Finance and
Chief Executive Officer	Chief Financial Officer
March 26, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Yamana Gold Inc.

We have audited the accompanying consolidated balance sheets of Yamana Gold Inc. and subsidiaries (the “Company”) as at December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  With respect to the consolidated financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards.  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Vancouver, Canada

March 26, 2008

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  Our report to the Board of Directors and Shareholders, dated March 26, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Vancouver, Canada

March 26, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Yamana Gold Inc.

We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Meridian Gold Inc. (“Meridian”) and Northern Orion Resources Inc. (“Northern Orion”), which were acquired on October 12, 2007.  Meridian and Northern Orion constitute approximately 56% and 15% of net assets, 54% and 15% of total assets, 11% and 1% of revenues, and 15% and 1% of net income, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2007.  Accordingly, our audit did not include the internal control over financial reporting at Meridian and Northern Orion.  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 26, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 26, 2008

YAMANA GOLD INC.

Consolidated Balance Sheets

For the Years Ended December 31

(In thousands of U.S. Dollars)	2007	2006

Assets
Current
Cash and cash equivalents (Note 5)	$284,894	$69,680
Restricted cash and short-term investments (Note 6)	57,982	—
Accounts receivable	81,774	6,036
Advances and deposits	75,626	24,244
Inventory (Note 7)	97,626	51,252
Income taxes recoverable (Note 26a)	23,347	2,248
Current portion of derivative related assets (Note 31a)	10,560	—
Future income tax assets (Note 26b)	8,322	—
Other current assets	10,373	—

	650,504	153,460

Capital
Property, plant and equipment (Note 8)	486,669	134,792
Assets under construction (Note 9)	82,662	224,650
Mineral properties (Note 10)	8,137,353	1,496,732

	8,706,684	1,856,174

Other
Available-for-sale securities (Note 11)	23,201	28,009
Share purchase warrants held	140	313
Equity investment in Minera Alumbrera Ltd (Note 12)	240,622	—
Derivative related assets (Note 31a)	7,654	—
Long-term investments (Note 13)	30,113	—
Other assets (Note 14)	57,584	34,452
Future income tax assets (Note 26b)	124,422	53,784
Goodwill (Note 15)	55,000	55,000

	538,736	171,558

	$9,895,924	$2,181,192

Liabilities
Current
Accounts payable	$136,355	$39,467
Accrued liabilities	126,487	10,722
Income taxes payable	56,288	3,922
Current portion of derivative related liabilities (Note 31a)	53,954	21,163
Current portion of credit facilities (Note 16)	83,245	—
Current portion of long term liabilities (Note 18)	—	1,927
Other current liabilities	16,305	—

	472,634	77,201
Long term
Credit facilities (Note 16)	539,179	—
Asset retirement obligation (Note 17)	63,444	18,720
Derivative related liabilities (Note 31a)	27,933	23,260
Future income tax liabilities (Note 26b)	2,696,387	328,372
Long term liabilities (Note 18)	142,716	17,049

	3,469,659	387,401

	3,942,293	464,602

Non-controlling interest (Note 24)	46,810	—

Shareholders’ Equity
Capital Stock

Issued and outstanding 668,416,987 common shares (December 31, 2006 - 344,595,212 shares) (Note 20a)	5,502,518	1,619,850
Shares to be issued	—	42,492
Share purchase warrants (Note 22)	270,805	73,004
Contributed surplus (Note 20b)	77,393	61,578
Accumulated other comprehensive loss (Note 21)	(3,855)	—

Retained earnings (deficit)	59,960	(80,334)

	5,906,821	1,716,590

	$9,895,924	$2,181,192

Commitments and contingencies (Notes 30 and 32)

The accompanying notes are an integral part of the financial statements.

Approved by the Board

Peter Marrone	Victor H. Bradley
Director	Director

YAMANA GOLD INC.

Consolidated Statements of Operations

For the Years Ended December 31

(In thousands of U.S. Dollars)	2007	2006	2005

Revenues	$747,091	$169,206	$46,038
Cost of sales excluding depreciation, amortization and depletion	(287,640)	(100,004)	(30,371)
Depreciation, amortization and depletion	(71,815)	(33,510)	(6,740)
Accretion of asset retirement obligations	(3,056)	(636)	(358)

Mine operating earnings	384,580	35,056	8,569

Expenses
General and administrative	(68,525)	(24,350)	(10,415)
Foreign exchange (loss) gain	(40,385)	343	369
Stock-based compensation	(726)	(41,099)	(2,298)
Other recoveries (losses)	1,051	(3,675)	—

Operating earnings (loss)	275,995	(33,725)	(3,775)

Investment and other business income	11,503	5,328	4,049
Interest and financing expense (Note 25)	(22,034)	(28,846)	(94)
Equity earnings from Minera Alumbrera (Note 12)	3,820	—	—
Realized loss on derivatives (Note 31a)	(17,082)	—	—
Unrealized loss on derivatives (Note 31a)	(29,068)	(35,773)	(8,615)
Loss on sale of assets (Note 4)	—	(2,186)	—

Earnings (loss) before income taxes and non-controlling interest	223,134	(95,202)	(8,435)

Income tax (expense) recovery (Note 26a)	(63,872)	25,039	4,324
Non-controlling interest	(2,017)	—	—

Net earnings (loss)	$157,245	$(70,163)	$(4,111)

Basic earnings (loss) per share	$0.38	$(0.25)	$(0.03)

Diluted earnings (loss) per share	$0.36	$(0.25)	$(0.03)

Basic weighted average number of shares outstanding (in thousands) (Note 20c)	415,232	276,617	144,888

Diluted weighted average number of shares outstanding (in thousands) (Note 20c)	431,917	276,617	144,888

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

Consolidated Statements of Shareholders’ Equity

For the Years Ended December 31

(In thousands of U.S. Dollars)	2007	2006	2005

Common shares (in thousands)
Balance, beginning of year	344,595	191,342	122,287
Issued on exercise of stock options, share appreciation rights and warrants (Note 20a)	10,507	15,540	43,055
Issued on business acquisitions	312,465	119,874	—
Public offering	—	17,400	26,000
Other (including acquisition of Maria Preta Property)	850	439	—

	668,417	344,595	191,342

Common shares
Balance, beginning of year	$1,619,850	$310,409	$147,407
Issued on exercise of stock options, share appreciation rights and warrants (Note 20a)	99,091	82,594	57,713
Issued on business acquisitions	3,772,313	1,053,071	—
Public offering	—	170,030	105,289
Other (including acquisition of Maria Preta Property)	11,264	3,746	—

	$5,502,518	$1,619,850	$310,409

Shares to be issued
Balance, beginning of year	$42,492	$—	$—
(Issued) exercise of stock options, share appreciation rights and warrants	(3,009)	3,009	—
Issued on business acquisitions	(39,483)	39,483	—

	$—	$42,492	$—

Share purchase warrants
Balance, beginning of year	$73,004	$3,737	$10,864
Warrants issued	—	13,111	1,374
Expiry or exercise of warrants	(4,906)	(18,355)	(8,501)
Value of warrants issued on business acquisitions	202,707	74,511	—

	$270,805	$73,004	$3,737

Contributed surplus
Balance, beginning of period	$61,578	$4,676	$1,775
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(36,789)	(35,657)	(324)
Stock-based compensation on the grant or vesting of stock	437	38,516	2,298
Value of options acquired on business acquisitions	52,167	54,041	—
Expiry of warrants	—	2	927

	$77,393	$61,578	$4,676

Total capital stock, share purchase warrants andcontributed surplus	$5,850,716	$1,796,924	$318,822

Retained earnings (deficit)
Balance, beginning of period	$(80,334)	$(3,848)	$263
Opening adjustments (Note 2)	249	—	—
Net earnings (loss)	157,245	(70,163)	(4,111)
Dividends declared	(17,200)	(6,323)	—

Retained earnings (deficit), end of period	59,960	(80,334)	(3,848)

Accumulated other comprehensive income (Note 21)	(3,855)	—	—

Total retained earnings (deficit) and accumulated other comprehensive income	$56,105	$(80,334)	$(3,848)

Total shareholders’ equity	$5,906,821	$1,716,590	$314,974

Consolidated Statements of Comprehensive Income

For the Years Ended December 31

(In thousands of U.S. Dollars)	2007	2006	2005

Net earnings (loss)	$157,245	$(70,163)	$(4,111)
Other comprehensive loss, net of tax (Note 21)	(345)	—	—

Comprehensive income (loss)	$156,900	$(70,163)	$(4,111)

YAMANA GOLD INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31

(In thousands of U.S. Dollars)	2007	2006	2005

Operating Activities
Net earnings (loss) for the year	$157,245	$(70,163)	$(4,111)
Asset retirement obligations paid	(4,710)	(358)	(309)
Non-operating financing fee	—	5,000	—
Realized foreign exchange losses on financing activities	26,962	—	—

Items not involving cash:
Depreciation, amortization and depletion	71,815	33,510	6,740
Stock-based compensation	726	41,099	2,298
Future income taxes (Note 26a)	(15,478)	(31,077)	(4,447)
Accretion of asset retirement obligations (Note 17)	3,056	636	358
Unrealized foreign exchange	17,765	(343)	(3,252)
Unrealized loss on commodity contracts (Note 31a)	29,068	35,773	8,615
Impairment of the Fazenda Nova Mine and other asset write-offs	4,206	3,675	—
Equity earnings from Minera Alumbrera (Note 12)	(3,820)	—	—
Non-controlling interest	2,017	—	—
Financing charges	3,352	19,744	—
Other	640	2,675	553

	292,844	40,171	6,445
Net change in non-cash working capital (Note 27c)	1,030	(43,386)	(3,035)
	293,874	(3,215)	3,410

Financing Activities
Issue of common shares, options and warrants for cash
(net of issue costs)	37,912	221,209	155,099
Dividends paid	(17,200)	(2,883)	—
Proceeds of notes payable and long term
liabilities	654,174	—	100,000
Repayment of notes payable and long term
liabilities	(53,278)	(115,414)
Financing costs	—	(5,000)	—
Deferred financing charges	(7,264)	—	(4,630)
	614,344	97,912	250,469

Investing Activities
Expenditures on mineral properties	(131,926)	(64,829)	(23,199)
Acquisition of property, plant and equipment	(90,999)	(27,762)	(5,752)
Expenditures on assets under construction	(50,227)	(126,710)	(132,031)
Corporate acquisitions, net of cash acquired	(416,668)	66,815	—
Loan receivable	—	—	(18,986)
Cash distributions of Minera Alumbrera Ltd (Note 12)	19,375	—	—
Settlement of hedges	(16,565)	—	—
Other assets and investments	(15,582)	(26,543)	(12,584)

	(702,592)	(179,029)	(192,552)

Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	9,588	2,379	3,252

Increase (decrease) in cash and cash equivalents	215,214	(81,953)	64,579

Cash and cash equivalents, beginning of year	69,680	151,633	87,054

Cash and cash equivalents, end of year	$284,894	$69,680	$151,633

Cash and cash equivalents are comprised of the following:
Cash at bank and bank term deposits	$201,079	$69,680	$151,633
Short-term money market securities	83,815	—	—

	$284,894	$69,680	$151,633

Supplementary cash flow information (Note 27)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2007, December 31, 2006 and December 31, 2005

(Tabular amounts in thousands or thousands of US Dollars unless otherwise noted)

1.                                      BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Yamana Gold Inc. (the “Company” or “Yamana”) and its wholly-owned subsidiaries. Canadian GAAP differs in certain respects from United States of America generally accepted accounting principles (US GAAP) as described in Note 34.  The accounts of joint ventures in which the Company holds an interest are consolidated on a proportionate consolidation basis.  The Company’s 40% interest in the Rossi joint venture and its 50% interest in Agua Frias S.A., acquired through its acquisition of Meridian Gold Inc. (Meridian), are accounted for using the proportionate consolidation method.  The Company’s 56.7% interest in Agua De La Falda (“ADLF”), which is a variable interest entity, is consolidated and the non-controlling interest for the interest of the Company’s partner is recorded. All inter-company accounts are eliminated on consolidation.

Investments in shares of investee companies in which the Company’s ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method.  The Company’s investment in Minera Alumbrera Ltd, acquired through the acquisition of Northern Orion Resources Inc. (“Northern Orion”), which holds the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method.  Cash distributions received are credited to the investment account.

The Company is a Canadian incorporated gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. The Company is producing gold and other precious metals at intermediate company production levels in addition to significant copper production.

The Company’s sales result from operations in Brazil, Chile and Honduras. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain its production levels. Cash flow and profitability of operations are also affected by the gold price and exchange rates which can fluctuate widely and other numerous factors beyond the Company’s control.

2.                                      CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

On January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments – Presentation and Disclosures and Section 3865, Hedges. These standards were adopted on a retrospective basis without restatement.

(i)           Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in Shareholders’ equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale as well as changes in the fair value of the effective portion of derivative instruments accounted for as cash flow hedges. The Company has included in its Consolidated Financial Statements, a combined Statement of Shareholders’ Equity and Comprehensive Income for the changes in these items during the year ended December 31, 2007. Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”). Generally, gains and losses remain part of the balance of AOCI, until Canadian GAAP requires their recognition in net income.

(ii)          Financial Instruments - Recognition and Measurement and Hedges

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. Financial assets and financial liabilities, including derivatives, are recognized on the Consolidated Balance Sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interest and other business income. Loans and receivables, and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company’s

Consolidated Balance Sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI.

Derivative instruments are recorded on the Consolidated Balance Sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under Section 3865, the effective portion of any gain or loss on the hedging instrument was recognized in OCI and the cumulative ineffective portion was included in unrealized gain (loss) on commodity and currency contracts in the Statement of Operations.

Impact on adoption of Sections 1530 and 3855

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening deficit as at January 1, 2007. The opening adjustment for the re-measurement of available-for-sale securities at fair value was recognized in opening AOCI as at that date.

The Company has recorded the following transition adjustments in the Consolidated Financial Statements:

(i)                                  An adjustment to deficit to reflect the fair value adjustment of warrants held and the write-off of certain deferred costs previously capitalized on the balance sheet in the amount of $249.

(ii)                              An adjustment to AOCI to reflect the impact of change to fair value of available-for-sale securities in the amount of $3,510.

Future accounting changes

On December 1, 2006, the Canadian Institute of Chartered Accountants issued Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; and Section 1535, Capital Disclosures. All three Sections will be applicable for interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007.

Section 3862 on financial instrument disclosures, places an increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed and is consistent with Section 3861. The new Section removes duplicative disclosures and simplifies the disclosures relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. Section 1535 on capital disclosures requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.

In June 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued changes to Section 1400, General Standards of Financial Statement Presentation.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

In December 2006, the CICA issued Section 1535, Capital Disclosures, which is effective for fiscal years beginning on or after October 1, 2007.  The main features of the new Section are as follows:

•                  Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

•                  A requirement for an entity to disclose quantitative data about what it regards as capital; and

•                  A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

CICA issued Section 3862 of the CICA handbook, Financial Instruments – Disclosure and Section 3863, Financial Instruments - Presentation, which is effective for fiscal years beginning on or after October 1, 2007.  The objective of this Section is to require entities to provide disclosures in their financial statements that enable users to evaluate:

•                  The significance of financial instruments for the entity’s financial position and performance; and

•                  The nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

The new standard Section 3031, Inventories, establishes standards for the measurement and disclosure of inventories.  The Standard provides guidance on the determination of cost and requires the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous write-downs is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period shall be disclosed. Except for the new guidance on reversal of write-downs the Company’s current practice for valuing inventory is substantially in accordance with the new standard and therefore the adoption of Section 3031 is not expected to have a material impact on the Company’s consolidated financial statements.

3.                                      SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments with terms of less than 90 days.

Inventories and Stockpiled Ore

Inventory consisting of metal-in-circuit ore, gold in process and product inventories is valued at the lower of the weighted average cost of production and net realizable value. Net realizable value is calculated as the difference between the estimated future metal price based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form. Inventories of material and supplies expected to be used in production are valued at the lower of cost and net replacement value.

Write-downs of inventory resulting from net realizable and/or net replacement impairments are reported as a component of current period costs.

Metal in circuit is comprised of ore in stock piles and ore on heap leach pads. Ore in stock piles is comprised of ore extracted from the mine and is available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad.

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Gold in process represents materials that are currently in the process of being converted to a saleable product.

Investments

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.

As at December 31, 2007, the Company held a 56.7% interest in Agua De La Falda (“ADLF”), which is a variable interest entity, thus consolidated and the non-controlling interest for the interest of the Company’s partner is recorded. All inter-company accounts are eliminated on consolidation.

Transaction and financing costs

Transaction costs and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Transaction costs are expensed in the period incurred except to the extent they are related to the establishment of a financial asset or liability.  In such case, Yamana defers transaction costs and includes it in the carrying value of financial instrument (i.e.: long-term debt) as they are presented on the balance sheet.  Deferred transaction costs are measured at amortized cost using the effective interest method.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost and amortization is recorded on a straight-line basis over the estimated useful lives of the asset. Useful lives of property, plant and equipment currently range from one to fifteen years, but do not exceed the related estimated mine life based on proven, probable reserves and the portion of resources that management expects to become reserves in the future.

	Amortization Method	Useful Life
Building	Straight Line	1 to 15 years
Machinery and equipment	Straight Line	1 to 7 years
Vehicles	Straight Line	1 to 5 years
Furniture and office equipment	Straight Line	1 to 10 years
Computer equipment and software	Straight Line	1 to 5 years

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred.

Assets under construction

Assets under construction consist of expenditures on the construction of future mines and include preproduction revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point at which time a mine is producing at a sustainable commercial level, after which production costs are no longer capitalized and are reported as operating costs.

Financing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use.

Capitalization is discontinued after commencement of commercial production. Capitalized interest costs are amortized on the same basis as the corresponding qualifying asset with which they are associated.

Mineral properties and exploration costs

Acquisition costs of mineral properties and direct exploration and development expenditures and pre-stripping costs are capitalized. Costs incurred for general exploration that is not project specific or do not result in the acquisition of mineral properties are charged to operations. Costs relating to properties abandoned are written off when such a decision is made.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the pre-production and also in the production period, these costs are deferred as part of the mine property classified into mineral properties, where the costs give rise to future benefits. These capitalized costs are amortized on a unit-of-production basis.

Regular waste removal that does not give rise to future benefits is expensed as incurred.

Yamana reviews the carrying value of its property, plant and equipment on a regular basis and where the carrying value is estimated to exceed the estimated undiscounted future net cash flows, a provision for impairment is recorded based on discounted estimated future cash flows.

Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven, probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

The Company reviews the carrying value of each property on an ongoing basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed and the exploration results achieved. Where it is determined that there is an excess of carrying value over the estimated undiscounted future net cash flows the difference between carrying value and fair value is charged to operations in the period in which such impairment is determined.  Estimated undiscounted future net cash flows are calculated using estimated metal prices, operating costs, capital costs and reclamation and closure costs.

Asset retirement obligations and closure costs

Asset retirement obligations are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset.  Reclamation obligations on the Company’s mineral properties are recorded as asset retirement obligations.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and measured at fair value. Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Reclamation and closure costs are capitalized as part of the carrying amount of the associated long-lived asset and amortized over the life of the mine on a unit-of-production basis.

Income taxes

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

Revenue recognition

Revenue from the sale of gold or other metals is recognized when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are determinable.

Sales revenue is recognized at the fair value of consideration received.  Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale.  Gold and silver revenue is recorded at the time of physical delivery and transfer of title.  Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices.  Incidental revenues from the sale of by-products are classified with cost of sales.  Concentrate revenue for independent smelters are set at a specified future date after shipment based on market prices.  Revenues are recorded at the time of rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed.  Variations between the price set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue.

Earnings per share

Earnings per share are based on the weighted average number of common shares of the Company that were outstanding throughout each year. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.

Share issue costs

Costs incurred in connection with the issuance of capital stock are netted against the proceeds received.

Stock-based compensation

The Company has a stock option plan that is described in Note 23.

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the stock option vesting period. The Company’s stock option plan includes a stock appreciation feature. If and when the stock options are ultimately exercised, the applicable amount of additional paid-in capital in contributed surplus is transferred to share capital.

Employee future benefits

The Company has defined benefit pension plans for certain North American employees.  The cost of the accrued benefit obligations for pensions and other post-retirement benefits earned by employees is determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages and expected health care costs.  For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

The Company accrues payroll costs for employees in jurisdictions whose governments require the payment of defined wages at the termination of their employment.

Use of estimates

The preparation of consolidated financial statements in conformity with the Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.  Actual results may differ from those estimates.

Significant estimates used in the preparation of these financial statements include but are not limited to, the recoverability of receivables and investments, the quantities of material on leach pads and in circuit, the proven and probable reserves, resources and exploration potential and the related depreciation and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, impairment to commercial paper, the provision for mining taxes, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Derivatives

Commodity derivatives

The Company may enter into commodity contracts including forward contracts and derivatives to manage exposure to fluctuations in metal prices such as copper, zinc and silver. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed ounces of the corresponding forward, derivative assets/liabilities are presented net of amounts by counter-party. Some of the derivative transactions are effective in achieving the Company’s risk management goals however they do not meet the strict hedging requirements of CICA Section 3865 – Hedges therefore the changes in fair value are recorded in earnings.

The Company has entered into non-hedge derivatives that include forward and option contracts intended to manage the risk of declining copper and zinc prices. The Company currently does not hedge any of its gold sales.

Currency Derivatives

The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the expenditures associated with the international operations.

The Company has two currency forward contracts to hedge the operational foreign exchange exposure on its Jacobina and Sao Francisco mines. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as cost of sale to offset the foreign exchange recorded by the mines.

Interest Rate Derivatives

The Company, from time to time, may enter into interest rate swaps contracts to manage its exposure to fluctuations in interest rates.

Currently, the Company has an interest rate swaps contract to hedge its variable rate long-term debt. The interest rate swap fixes the long-term debt rate at 4.50%. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as interest expense to offset the long-term loan interest recorded.

Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries.  When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

Foreign currency translation

The Company considers its foreign operations to be integrated operations with the functional currency being the US dollar. As such, monetary assets and liabilities of the Company’s operations denominated in a currency other than the US dollar are translated into US dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical exchange rates. Exchange gains and losses on translation are included in earnings.

Business acquisitions

Business acquisitions are accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at their fair market values as at the date of acquisition. Yamana will continue to review information and perform further analysis with respect to each of the acquired assets, prior to finalizing the allocation of the purchase price within a twelve month period from the date of the business acquisition. Reporting during this period is based on management’s best estimates and taking into account all available information at the time of reporting thereof.

Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

4.                            BUSINESS ACQUISITIONS

Acquisition of Meridian Gold Inc.

During the year, Yamana acquired all the outstanding common shares of Meridian which held two operating mines in Chile: El Peñón and Minera Florida, a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the U.S.  Yamana offered to exchange 2.235 common shares of Yamana and $6.99 cash for each common share of Meridian.  Based on a volume adjusted share price of $12.355 (Cdn$12.37) determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement, the purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share.  On October 12, 2007, the Company completed the acquisition of 76.4% of the outstanding shares of Meridian and extended the offer to November 2, 2007 at which time the Company had taken up 89.6% of the outstanding shares of Meridian.  Prior to December 31, 2007 the Company completed a follow-up offer on the same terms to acquire 100% of the Meridian shares.

The purchase price of the transaction totaled $3.6 billion, comprised of approximately 226.4 million Yamana common shares, cash of $726.1 million, transaction costs of $28 million, and issued options acquired from Meridian.  Yamana exchanged all outstanding options of Meridian (“Meridian options”) for options of Yamana at an exchange ratio of 2.809 and at a price equivalent to the original price divided by 2.809.  The exchange ratio was calculated as the sum of 2.235 and the $6.99 (Cdn$7.00) cash component divided by the average closing price for the five days ending October 12, 2007.  On October 12, 2007, 774,439 Meridian options were outstanding and were exchanged for 2,175,262 options of Yamana with a fair value of $17.4 million.  The business combination was accounted for as a purchase transaction with Yamana as the acquirer of Meridian.

The allocation of the purchase price disclosed hereunder has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed.  The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the preliminary purchase price allocation.

The Company will complete a full and detailed valuation of the Meridian assets.  It is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The purchase price allocation was calculated as follows:

Issued 226,416,943 Yamana common shares to acquire 100% of Meridian	$2,797,422
Fair value of options acquired	17,448
Cash consideration	726,099
Transaction costs	27,959

Purchase consideration	$3,568,928

The fair value of Yamana options were estimated at $17.4 million using the Black-Scholes option pricing model.  The fair value was determined based on an option pricing model using the following assumptions:

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate (U.S. / CDN options)	3.06% / 4.25%
Expected life	0-3 years
Forfeitures	Nil

The preliminary purchase price allocation is as follows:

Net working capital acquired (including cash of $161.4 million)		$86,501
Restricted cash acquired		13,844
Mineral property, plant and equipment
Producing	1,119,642
Non-producing	4,255,516	5,375,158
Other long-term assets		49,849
Long-term liabilities		(156,167)
Future income tax liability		(1,753,447)
Non-controlling interest		(46,810)

Net identifiable assets		$3,568,928

Acquisition of Northern Orion Resources Inc.

During the year, Yamana entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion which owns a development project in Argentina and a 12.5% interest in Minera Alumbrera Ltd.  Under the transaction, the shareholders of Northern Orion received 0.543 of a Yamana common share for each Northern Orion common share outstanding and $0.001 in cash for each Northern Orion common share.  As at October 13, 2007, there were 154,103,861 common shares of Northern Orion outstanding.  The volume adjusted share price of Yamana common shares for the period of two days prior to the day of the announcement, the day of the announcement, and the two days after the date of the announcement was $11.38 (Cdn$12.19).

On October 13, 2007, the Company completed the acquisition of 100% of the outstanding shares of Northern Orion.  The business combination was accounted for as a purchase transaction, with Yamana as the acquirer of Northern Orion.  Yamana also exchanged all outstanding employee options of Northern Orion for similar securities of Yamana at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543.  All outstanding non-employee options and share purchase warrants of Northern Orion were exchanged for similar securities of Yamana at an exchange ratio of 0.543 and a price equivalent to the original price divided by 0.543, and $0.001 in cash for each non-employee option and share purchase warrant.

The Company will complete a full and detailed valuation of the fair value of the net assets of Northern Orion acquired.  It is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The allocation of the purchase price disclosed hereunder is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed in the preliminary purchase price allocation.

The purchase price was calculated as follows:

Issued 83,678,397 Yamana common shares to acquire 100% of Northern Orion	$951,885
Fair value of options and warrants acquired	237,426
Cash consideration	221
Transaction costs	8,179

Purchase consideration	$1,197,711

The fair value of Yamana warrants and stock options issued were valued at $202.7 million and $34.7 million, respectively using a Black-Scholes pricing model. These values were determined based on an option pricing model using the following assumptions.

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate	4.66%
Expected life	0-3 years
Forfeitures	Nil

The preliminary purchase price allocation is as follows:

Net working capital acquired (including cash of $228.1 million)	$233,674
Property plant and equipment, net	3,375
Mineral properties and other assets	1,140,794
Equity investment in Minera Alumbrera Ltd.	256,176
Long-term liabilities	(16,372)
Future income tax liability	(419,936)

Net identifiable assets acquired	$1,197,711

Acquisition of Viceroy Exploration Ltd.

In 2006, the Company acquired all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”), an exploration-stage company. The Company issued Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. Yamana exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of Yamana at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share. Total consideration paid was approximately $550 million comprised of approximately 52.5 million common shares, transaction costs and issued options and share purchase warrants acquired from Viceroy. Yamana has consolidated the results of operations from October 13, 2006.  On January 2, 2007, an additional 4 million shares were issued on the completion of the compulsory acquisition.

The purchase price was determined using the weighted average share price of approximately $9.70 per share for Yamana stock for the period of two days prior to the August 16, 2006 announcement date as well as two days following the announcement date.

The purchase price was calculated as follows:

Issued 52,542,397 Yamana common shares to acquire 100% of Viceroy	$509,841
Transaction costs	4,924
Fair value of options and warrants issued	35,230

Purchase Price	$549,995

The fair value of the Yamana warrants and stock options issued has been valued using a Black-Scholes pricing model at $12.2 million and $23 million, respectively. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	41%
Risk-free interest rate	4.12%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital (including cash and cash equivalents of $58.5 million)	$53,881
Property, plant and equipment	4,295
Mineral properties	750,448
Other assets	2,794
Future income taxes	(261,423)

Net identifiable assets	$549,995

Acquisition of Desert Sun Mining Corp.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owned the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and issued options and share purchase warrants. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share.

The value of shares issued to complete the transaction was determined using the weighted average share price of approximately $8.39 per share for Yamana stock for the period of two days prior to the announcement date as well as two days following the announcement date.

Yamana has consolidated the results of operations from the Jacobina Mine from the date of acquisition.

The purchase price was calculated as follows:

Issued 63,746,381 Yamana common shares to acquire 100% of DSM	$534,852
Shares issued for employee severance (174,068 common shares)	1,361
Transaction costs	3,094
Fair value of options and warrants issued	92,658

Purchase Price	$631,965

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $61.9 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $30.8 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	35%
Risk-free interest rate	3.92%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital acquired (including cash of $18.1 million)	$26,944
Property, plant and equipment	37,792
Mineral properties and other assets	665,867
Other assets	3,548
Silicosis liability	(17,154)
Other long-term liabilities	(6,954)
Future income taxes	(133,078)

Net identifiable assets	576,965
Excess of purchase price allocated to goodwill	55,000

$631,965

Acquisition of RNC Gold Inc.

On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. (“RNC”) and 100% of the San Andrés Gold Mine in Honduras. The purchase price of this transaction totaled $53 million, comprised of approximately 5.8 million Yamana common shares, $22.3 million in cash and other transaction costs.

The value of shares issued to complete the acquisition was determined using the weighted average share price of approximately $5.22 per share for Yamana stock for the period commencing two days prior to the announcement date of the transaction and ending two days after the announcement date.

Yamana has consolidated the results of operations from the San Andrés Gold Mine from the date of acquisition.

The purchase price was calculated as follows:

Issued 4,910,283 Yamana common shares to acquire 100% of RNC	$25,494
Cash consideration to acquire 75% of Minerales de Occidente S.A. (San Andrés Gold Mine)	18,903
Common shares issued to acquire RNC (Honduras) Limited (872,093 common shares)	4,528
Transaction costs	3,409
Fair value of options and warrants issued	664

Purchase price	$52,998

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $0.4 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $0.3 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	40%
Risk-free interest rate	3.81%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital acquired	$1,504
Property, plant and equipment	13,528
Mineral properties and other assets	50,501
Loan payable	(1,427)
Asset retirement obligation	(2,894)
Future income taxes	(7,389)
Long-term liabilities	(825)

Net identifiable assets	$52,998

This transaction resulted in the Company acquiring the San Andrés Gold Mine and the La Libertad Mine along with a 60% interest in the Cerro Quema development stage property.

The Company had previously advanced $18.9 million in the form of a purchase loan on December 16, 2005 to RNC Gold Inc. to acquire 75% of the outstanding shares of Minerales de Occidente S.A.  On February 28, 2006, RNC Gold Inc. exercised its option to acquire all of the outstanding shares of RNC (Honduras) Limited, a Belize corporation, which was the indirect owner of the remaining 25% interest in the San Andrés Gold Mine.

On July 6, 2006, the Company sold the La Libertad gold mine and its interest in the Cerro Quema development-stage property to Central Sun Mining Corp (formerly Glencairn Gold Corporation).  Total consideration for the disposition was 32 million Glencairn common shares.  The Company recognized a loss on the sale of these assets of $2.2 million.

5.                                      CASH AND CASH EQUIVALENTS

As part of cash and cash equivalents at December 31, 2007, the Company had $83.8 million (2006 – $nil) in short-term money market securities with a weighted average yield of 4.55%.  The effective maturity dates of the short term money market securities held at December 31, 2007 were between January 2, 2008 and February 7, 2008.

6.                                      RESTRICTED CASH AND SHORT-TERM INVESTMENTS

At December 31, 2007, the Company had restricted cash of $14.2 million (2006 - $nil) and short-term money market securities of $43.8 million (2006-$nil) with a weighted average yield of 5.51%.  The effective maturity dates of short-term investments held at December 31, 2007 were between January 2, 2008 and August 7, 2008. Included in short term investments are Auctions Rates Securities of $21.2 million which were fully redeemed at par value subsequent to the year end.

Restricted cash held in the United States represents funds on deposit that have been pledged as backing for letters of credit subject to annual renewal issued for reclamation bonding and relate to the Beartrack and Royal Mountain King mines in reclamation, acquired from the acquisition of Meridian.

7.                                      INVENTORY

	2007	2006
Metal in circuit and gold in process	$3,863	$8,257
Ore stockpiles	29,869	17,146
Product inventories	16,189	8,581
Material and supplies	47,705	17,268

	$97,626	$51,252

8.                                      PROPERTY, PLANT AND EQUIPMENT

	2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Land	$29,277	$—	$29,277	$2,447	$—	$2,447
Buildings	208,057	16,466	191,591	35,189	6,154	29,035
Machinery and equipment	264,724	31,992	232,732	106,078	13,838	92,240
Vehicles	18,168	3,615	14,553	8,472	2,363	6,109
Furniture and equipment	16,435	2,352	14,083	4,332	860	3,472
Computer equipment and software	5,615	1,182	4,433	1,971	482	1,489

	$542,276	$55,607	$486,669	$158,489	$23,697	$134,792

Amortization expense related to property, plant and equipment for the year ended December 31, 2007 was $31.9 million (2006 - $15.9 million; 2005 - $3.9 million).

9.                                      ASSETS UNDER CONSTRUCTION

	2007	2006
Gualcamayo, Argentina	$66,075	$—
São Vicente, Brazil	16,587	—
Chapada, Brazil	—	224,650

	$82,662	$224,650

During the year ended December 31, 2007 the Company capitalized $Nil of interest costs to the Chapada Project (2006 - $4.6 million).

10.                               MINERAL PROPERTIES

	2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depletion	Value	Cost	Depletion	Value
Depletable producing properties	$1,959,635	$61,396	$1,898,239	$816,410	$26,038	$790,372
Non-depletable development and exploration properties	6,239,113	—	6,239,114	706,360	—	706,360

	$8,198,748	$61,396	$8,137,353	$1,522,770	$26,038	$1,496,732

(i)                      During the twelve month period ended December 31, 2007, the Company recorded an impairment charge against mineral property of $0.8 million (December 31, 2006 - $2.0 million) in respect to its Fazenda Nova Mine.

(ii)                  On May 22, 2007, the Company acquired the Maria Preta property adjacent to its C1 Santa Luz property for total consideration of $11.0 million which was settled by the issuance of Yamana Common Shares.  The future income tax arising on the acquisition was $5.4 million creating a total book value for the Maria Preta property of $16.4 million.  A net profits royalty of 10% is payable on the first 250,000 ounces of gold produced or otherwise recovered.  This royalty increases to 20% of net profits realized once the Company has mined, produced or otherwise recovered in excess of 250,000 ounces.

11.          AVAILABLE-FOR-SALE SECURITIES

			2007		2006
Available-for-sale Investments	% of Ownership (i)	Cost	Quoted Market Value	Cumulative Gains (Losses) in OCI	Quoted Market Value	Cumulative Gains (Losses) in OCI (ii)

Central Sun Mining	13.3%	$27,369	$9,413	$(17,956)	$20,194	$(5,131)
Others	—	8,671	13,788	$5,117	3,602	962

		$36,040	$23,201	$(12,839)	$23,796	$(4,169)

Future tax recovery in OCI				2,033		659

After tax OCI amount				$(10,806)		$(3,510)

(i)   % ownership on an undiluted basis

(ii)  Refer to Note 2 regarding adjustment to opening accumulated other comprehensive income.

Available for sale securities are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation.  The review includes an analysis of the facts and circumstances of each individual investment including the severity of loss, the financial position and near term prospects of the issuer, the length of time the fair values has been below cost, and management’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value and management’s market view and outlook. As at December 31, 2007, the Company’s investment in Central Sun Mining (formerly Glencairn Gold Corp.) had unrealized losses of $18 million.  Management concluded that the unrealized losses in these securities are temporary.  Management’s conclusion was based on its analysis of the financial position of the Central Sun, its review of recent public disclosures made by Central Sun, its review of industry analyst reports and expectations and share price trends subsequent to the period end.  Additionally, the Company has the ability and the intention to hold onto these securities for a period of time sufficient to allow for the anticipated recovery in fair value.

12.                               EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The Company acquired a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”) through its acquisition of Northern Orion.  The investment has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company as of October 13, 2007, the date of acquisition.

Acquistion of investment	$256,177
Equity in earnings	3,820
Cash distributions received	(19,375)

Balance, end of year	$240,622

The equity investment in Alumbrera includes $154.2 million representing the unamortized excess of the purchase price over the underlying net book value of the investee’s assets as at December 31, 2007.  The excess is attributable to the value of mineral properties within the investee based on estimated fair values and is amortized over the life of the mine.

13.          LONG-TERM INVESTMENTS

As at December 31, 2007, long-term investments included third party-sponsored asset backed commercial paper (“ABCP”), Agency Bonds, Corporate Bonds and Auction Rate Securities (“ARS”).  Long-term investments were acquired by the Company through its acquisitions of Meridian and Northern Orion.

As at December 31, 2007, the Company had the following long-term investments outstanding:

	Weighted average	Fair Market
Security	yield (%)	Value	Par Value	Maturity

Third party sponsored Asset-backed Commercial Paper (i)	4.64	$7,538	$15,076	2007
Auction Rate Securities (ii)	6.51	15,550	30,100	2007
Corporate and Agency Bonds	5.25	7,025	7,000	2009-2011

		$30,113	$52,176

(i)                                  Third-party sponsored Asset-backed commercial paper (“ABCP”)

In August 2007, the Canadian ABCP market experienced liquidity problems.  A consortium representing banks, asset providers and major investors agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”).   On December 23, 2007, the Pan Canadian Committee (the “Committee”), which was formed to oversee the proposed restructuring process of the ABCP, approved an agreement in principle to restructure the ABCP issued by the 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company.  The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading.  Under the Committee proposal, all of the ABCP will be converted into term floating rate notes which better match the duration of the underlying assets.

The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible- ABCP supported primarily by U.S. subprime mortgage assets. The approval of the restructuring is subject to a vote by all investors, and the Committee expects that the restructuring will close by March 31, 2008.

At December 31, 2007, the Company held $15.1 million of ABCP, which, using the Committee’s categorizations, was classified as Synthetic.  The Company has classified its ABCP as long-term investments as there is no assurance that these assets will be restructured to mature within the next twelve months and would be presented as an investing activity in the consolidated statement of cash flows.  The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.  The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.  The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, estimated restructuring fees, and estimated renegotiated maturity dates.  Due to the estimates inherent in the calculation, the fair value of the investments may change materially in the future.  As a result of the valuation, the Company has recorded a write-down of $7.5 million on the ABCP, which has been reflected in the value of the ABCP at the date of acquisition of Northern Orion at October 13, 2007.

(ii)                              Auction-Rate Securities (“ARS”)

Auction rate securities are generally long-term debt instruments that provide liquidity through an auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days.  This mechanism generally allows investors to rollover their holdings and continue to own their respective securities or liquidate their holds by selling the securities at par value.  However, in the second half of 2007, certain auction rate securities failed to auction because the amount of securities submitted for sale has exceeded the amount of purchase orders.  Accordingly, the Company still holds these long-term securities and is due interest at a higher rate than similar securities for which auctions have cleared.  The Company’s investment in ARS continues to be classified as Moody’s AAA and AA2, including those that have been subject to failure.  The ARS have prospects of the creation of a secondary trading market although the ultimate outcome is currently uncertain.

Based on valuation models and an analysis of other impairment factors, the Company has recorded an impairment of $14.6 million on the ARS with an original par value of $30.1 million.  This impairment has been reflected in the value of the ARS recorded on acquisition of Meridian at October 12, 2007.  Due to the uncertainty with respect to the liquidity of the investments, the Company has classified these securities as non-current at December 31, 2007, and any change in the value would be presented as an investing activity in the statement of cash flows.

14.          OTHER ASSETS

	2007	2006

Long-term tax credits (i)	$47,597	$28,906
Prepaid labour agreement costs	5,503	—
Deferred financing charges	—	3,562
Pension related assets	1,392	—
Long-term receivables	1,756	—
Other	1,336	1,984

	$57,584	$34,452

(i) Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

15.          GOODWILL

The goodwill represents the excess of the purchase price over the fair value of net assets acquired on the acquisition of the Jacobina Mine and related assets.  The Company tests goodwill for impairment annually in the fourth quarter of the fiscal year.

16.          CREDIT FACILITIES

	Face Value	2007	2006

$400 million non-revolving facility (i)	$400,000	$395,415	$—
$300 million Revolving credit facility (ii)	230,000	227,009	—
	630,000	622,424	—

Less: current portion		(83,245)	—

Long-term portion		$539,179	$—

(i)                                Includes transaction costs of $4.6 million net of amortization

(ii)                            Includes transaction costs of $3 million net of amortization

Effective December 15, 2006, Yamana entered into a $200 million revolving credit facility with a syndicate of banks. During the quarter ended June 30, 2007, the Company increased its revolving credit facility to $300 million.  During the quarter ended September 30, 2007, the Company obtained a commitment for a non-revolving term credit facility of up to $400 million and revised terms on a $300 million revolving credit facility, for a total credit facility of $700 million conditional upon the acquisition of 50% of the issued and outstanding common shares of Meridian.  As at December 31, 2007, the Company had acquired 100% of the issued and outstanding common shares of Meridian. Refer to Note 4.

Each of the $400 million and $300 million credit facilities is secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to EBITDA ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependant on the Company’s debt to EBITDA ratio.   The effective interest rate at December 31, 2007 was 6.01% and 5.74% on the non-revolving credit facility and revolving credit facility respectively.

The following is a schedule of future credit facility principal repayments:

	Non-revolving facility	Revolving facility

2008	$84,211	$—
2009	84,211	—
2010	84,211	—
2011	84,211	—
2012	63,156	230,000

	$400,000	$230,000

17.          ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations relate to reclamation and closure costs relating to the Company’s mine operations and projects under development. The asset retirement obligations are calculated as the net present value of estimated future cash flows which total $80.3 million discounted using a credit adjusted risk-free rate of 7%. The settlement of the obligations will occur through to 2032. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos, US Dollars and Honduran Lempira and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The following is an analysis of the asset retirement obligations:

	2007	2006

Balance, beginning of year	$18,720	$8,012
Accretion incurred in the current year	3,056	636
Reclamation obligations assumed on acquisitions	39,057	4,699
Additions to site reclamation during the year	13,217	5,013
Foreign exchange loss	2,673	718
Expenditures during the current year	(4,710)	(358)

	72,013	$18,720

Less: Current portion included in other current liabilities	(8,569)	—

Balance, end of year	$63,444	$18,720

18.                               LONG-TERM LIABILITIES

	2007	2006

Silicosis liability	$22,865	$17,022
Long-term income taxes (i)	85,976	—
Pension related liability	1,081	—
Severence accruals	9,439	1,954
Royalty payable (ii)	15,079	—
Other	8,276	—
	142,716	18,976
Less: current portion	—	(1,927)

Long-term portion	$142,716	$17,049

(i)

The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Additional taxes in the amount of $86 million have been accrued on the assumption that the profits will be repatriated.

(ii)

The Company has an agreement with Miramar Mining Corporation (“Miramar”) for a Proceeds Interest of Cdn$15 million. The agreement entitles Miramar to receive the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest is paid.

19.                               EMPLOYEE FUTURE BENEFITS

The Company has defined benefit pension plans covering certain North American employees.  The defined pension benefits are based on years of service and average yearly earnings.  The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.  The Company’s consolidated balance sheet includes the accrued benefit asset in other assets in the amount of $1.4 million (2006 - $nil), and the accrued benefit liability in other liabilities in the amount of $1.1 million (2006 - $nil).  Included in general and administrative expenses on the Company’s consolidated statement of operations is $0.1 million (2006 - $nil) of pension cost expense.

20.                               CAPITAL STOCK

(a)                                 Common shares issued and outstanding:

	2007		2006
	Number of		Number of
	Common		Common
	shares	Amount	shares	Amount

Balance, beginning of year	344,595	$1,619,850	191,342	$310,409
Exercise of options and share appreciation rights (i)	8,096	74,146	9,634	55,440
Exercise of warrants (ii)	2,411	24,945	5,906	27,154
Issued for the acquisition of RNC (Note 4)	—	—	4,910	25,494
Issued for the acquisition of RNC (Honduras) Limited (Note 4)	—	—	872	4,528
Issued in settlement of amounts payable	—	—	139	1,163
Public offering	—	—	17,400	170,030
Issued for the acquisition of DSM (Note 4)	—	—	63,920	536,214
Issued for the acquisition of Viceroy (Note 4)	2,370	23,006	50,172	486,835
Issued for the acquisition of Meridian (Note 4)	226,417	2,797,422	—	—
Issued for the acquisition of Northern Orion (Note 4)	83,678	951,885	—	—
Shares issued on acquisition of mineral properties (Note 10 (ii))	826	10,976
Shares issued as compensation (iii)	24	288	300	2,583

Balance, end of year	668,417	$5,502,518	344,595	$1,619,850

(i)                                  During the year ended December 31, 2007, the Company issued 8.1 million shares to optionees on the exercise of their share options and appreciation rights for cash proceeds of $34.4 million. Previously recognized stock-based compensation in the amount of $40.1 million on the options exercised was added to share capital with a corresponding decrease to contributed surplus and shares to be issued.

(ii)                              During the year ended December 31, 2007, the Company issued 2.4 million shares to warrant holders on the exercise of their warrants of which 1.7 million shares were issued on warrants exercised in 2006 and classified as shares to be issued with cash proceeds of 4.3 million received in 2006.  Cash proceeds for 2007 were $3.6 million. An amount of $4.9 million was added to share capital with a corresponding decrease to share purchase warrants with respect to these exercises.

(iii)                          On January 22, 2007, the Board of Directors issued 24,072 common shares to employees of the Company under the Share Incentive Plan.

(b)           Contributed surplus

	2007	2006

Balance, beginning of period	$61,578	$4,676
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(7,474)	(1,761)
Stock-based compensation on options granted and/or vested (Note 23)	438	38,516
Value of options issued on the acquisition of Meridian (Note 4)	17,448	—
Value of options and issued on the acquisition of Northern Orion (Note 4)	34,718	—
Value of options issued on the acquisition of RNC (Note 4)	—	264
Value of options issued on the acquisition of DSM (Note 4)	—	30,771
Value of options issued on the acquisition of Viceroy (Note 4)	—	23,006
Transfer of value of options on the exercise of options held by former Meridian and Northern Orion option holders	(14,563)	—
Transfer of value of options on the exercise of options held by former RNC, DSM & Viceroy option holders	(14,752)	(31,519)
Transfer of value on the exercise of options included in shares to be issued	—	(2,377)
Expiry of warrants	—	2

Balance, end of year	$77,393	$61,578

(c)           Weighted average number of common shares and dilutive common share equivalents

	2007	2006	2005

Weighted average number of common shares	415,232	276,617	144,888
Weighted average number of dilutive warrants	11,314	—	—
Weighted average number of dilutive stock options	5,371	—	—

Dilutive weighted average number of common shares	431,917	276,617	144,888

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended December 31, 2007 were 18,000 (2006 — 196,500) and 4.9 million (2006 – 4.9 million), respectively.

21.                               ACCUMULATED OTHER COMPREHENSIVE INCOME

	2007	2006	2005
Opening adjustment, net of tax (Note 2)	$(3,510)	$—	$—
Unrealized losses on available-for-sale securities, net of tax expense	(7,296)	—	—
Effective portion of change in fair value of cash flow hedging instruments, net of tax expense	6,951	—	—

Balance, end of year	$(3,855)	$—	$—

22.                               SHARE PURCHASE WARRANTS

A summary of issued share purchase warrants as at the year end and the changes thereof during the year are as follows:

	2007			2006			2005
		Weighted			Weighted			Weighted
	Number	average		Number	average		Number	average
	of	Exercise		of	Exercise		of	Exercise
	Warrants	Price		Warrants	Price		Warrants	Price
	(000’s)	(Cdn$)	Value	(000’s)	(Cdn$)	Value	(000’s)	(Cdn$)	Value

Outstanding, beginning of year	16,890	$8.66	$73,004	5,308	$4.43	$3,737	43,434	$1.78	$10,864

Issued	30,718	5.91	202,707	19,893	8.49	87,622	2,500	4.70	1,374
Expired and exercised	(711)	5.03	(4,906)	(8,311)	5.56	(18,355)	(40,626)	1.51	(8,501)

Outstanding and exercisable, end of year	46,897	$6.91	$270,805	16,890	$8.66	$73,004	5,308	$4.43	$3,737

The fair value of the issued warrants has been valued using a Black-Scholes pricing model at $202.7 million. These values were determined based on an option pricing model with the following assumptions:

	2007	2006	2005

Dividend yield	0.33%	0%	0%
Expected volatility	35%	35%-41%	34%
Risk-free interest rate	3.06%-4.66%	3.92%-4.33%	3.4%
Expected life	1-3 years	1-5 years	5 years
Forfeitures	Nil	Nil	Nil

The Company had the following share purchase warrants outstanding as at December 31, 2007:

	Issuable
	Shares on	Weighted Average
	Exercise of	Remaining
Exercise Price	Warrants	Contractual Life
(Cdn$)	(000’s)	(Years)
$19.08	4,886	3.35
11.05	9,201	2.13
10.42	444	2.22
4.17	11,500	0.89
3.68	20,866	0.41

$6.91	46,897	1.19

The following series of warrants are publicly traded:

Issuable
Shares on
Exercise of
Exercise Price	Warrants
(Cdn$)	(000’s)
11.05	9,201
4.17	11,500
3.68	20,866

23.                               STOCK OPTIONS

Yamana’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (December 31, 2006 – 24.9 million; December 31, 2005 - 9.5 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan have an exercise price of not less than the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

A summary of the stock options issued to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period is as follows:

	2007		2006		2005
	Number of Options	Weighted average Exercise	Number of Options	Weighted average Exercise	Number of Options	Weighted average Exercise Price
	(000’s)	Price (Cdn$)	(000’s)	Price (Cdn$)	(000’s)	(Cdn$)

Outstanding, beginning of year	16,127	$7.27	7,954	$2.67	6,660	$2.04

Issued	8,991	6.87	18,302	6.82	2,785	3.78
Exercised	(7,848)	4.97	(9,940)	2.58	(1,485)	1.97
Expired and cancelled	(86)	13.06	(189)	15.61	(6)	2.93

Outstanding, end of year	17,184	$8.08	16,127	$7.27	7,954	$2.67

Exercisable, end of year	17,184	8.08	15,928	7.23	7,954	2.67

(i)                                  Stock options issued by the Company during 2007 are as follows: issued to former option holders of Meridian at time of acquisition, 2.2 million; issued to former option holders of Northern Orion at time of acquisition, 6.8 million.

Stock options outstanding and exercisable as at December 31, 2007 are as follows:

		Outstanding Weighted
	Quantity	Average Remaining
Exercise Price	Outstanding	Contractual Life
(Cdn$)	(000’s)	(Years)

$0.01-$2.99	1,870	2.12
$3.00-$4.99	755	6.21
$5.00-$5.99	1,525	1.21
$6.00-$7.99	430	3.24
$9.00-$9.99	11,206	2.87
$10.00-$15.00	805	3.75

		Outstanding Weighted
	Quantity	Average Remaining
Exercise Price	Outstanding	Contractual Life
(US$)	(000’s)	(Years)

$0.01-$3.99	139	4.92
$4.00-$5.99	242	6.55
$6.00-$8.99	212	6.98

24.                               NON-CONTROLLING INTEREST

Agua De La
Falda S.A.

Arising from acquisiton of Meridian (Note 4)	$46,810

The Company acquired a 56.7% interest in Agua De La Falda (“ADLF”) through its acquisition of Meridian. ADLF meets the classification under AcG-15 as a variable interest entity and is consolidated in the financial statements of the Company.  The interest in the variable interest entity is consolidated and the non-controlling interest for the interest of the Company’s partner is recorded at the estimated fair value at the date of acquisition.

25.                               INTEREST AND FINANCING EXPENSE

During the year the Company expensed the following:

	2007	2006	2005

Interest expense on long-term debt	$7,960	$—	$—
Interest on derivative options	3,294	2,720	—
Debt repayment and extinguishment expense	1,957	24,750	—
Financial fees	6,030	1,376	94
Bank fees and interest	2,793	—	—

	$22,034	$28,846	$94

26.                               INCOME TAXES

(a)                                 Income tax expense

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	2007	2006	2005

Earnings (loss) before income taxes	$223,134	$(95,202)	$(8,435)
Canadian statutory tax rate	36.12%	36.12%	36.12%

Expected income tax expense (recovery)	$80,596	$(34,387)	$(3,047)
Impact of lower foreign tax rates	(14,425)	(161)	(883)
Impact of changes in tax legislation	(8,723)	137	—
Permanent differences	4,761	16,792	1,935
Non-taxable items	—	(7,929)	(550)
Change in valuation allowance	(10,217)	(5,832)	(4,297)
Foreign exchange	12,606	7,825	2,518
Losses not (recognized) benefited	5,387	(1,484)	—
Other	(6,113)	—	—

Income tax expense (recovery)	$63,872	$(25,039)	$(4,324)

Represented by:
Current income tax expense	$79,350	$6,038	$123
Future Income tax recovery	(15,478)	(31,077)	(4,447)

Net income tax expense (recovery)	$63,872	$(25,039)	$(4,324)

(b)           Future income taxes

The temporary differences that give rise to future income tax assets and liabilities are presented below:

Future Income Tax Assets	2007	2006

Reserves	$2,567	$—
Asset retirement obligation	2,327	—
Other	3,430	—

Gross current future income tax assets	$8,323	$—

Amounts related to tax losses	$101,446	$30,780
Financing costs	12,134	10,535
Asset retirement obligation	10,121	403
Derivative liability	24,781	16,329
Mineral properties and property, plant and equipment	59,405	3,965
Unrealized foreign exchange losses	10,233	3,053
Reserves	913	—
Available for sale securities	2,150	—
Other	6,123	713

Gross long-term future income tax assets	$227,306	$65,778
Less: Valuation allowance	(102,884)	(11,994)

Net long-term future income tax assets	$124,422	$53,784

Net future income tax assets	$132,744	$53,784

Future Income Tax Liabilities	2007	2006

Accounts receivable	$(2,964)	$—
Other	(758)	—

Current future income tax liabilities (classified with other current liabilities)	$(3,722)	$—

Mineral properties and property, plant and equipment	$(2,678,270)	$(314,178)
Unrealized foreign exchange gains	(38,277)	(12,588)
Amounts relating to tax losses	13,674	—
Available for sale securities	5,443	—
Business development expenses	—	(1,448)
Other	1,043	(158)

Long-Term Future income tax liabilities	$(2,696,387)	$(328,372)

Net future income tax liabilities	$(2,700,109)	$(328,372)

Net future income tax assets (liabilities)	$(2,567,365)	$(274,588)

The Company has entered into foreign investment contracts under Chilean Decree Law 600 (“DL600”).  The Company is committed to an election to be subject to a maximum 4% rate for the Chilean mining royalty tax and tax stabilization through 2017 at a 35% tax rate, in return for ceasing to use accelerated depreciation for tax purposes beginning in 2008.

The Company is subject to a separate DL600 contract, related to Minera Florida Limitada, a wholly owned subsidiary which owns the Minera Florida Mine, which also provides for a 35% tax rate.

(c)           Non-capital losses

The Company has non-capital losses of approximately $384 million (2006 - $40 million) available to apply against future taxable income.  Approximately $166 million of these losses are subject to a valuation allowance.

Loss carry forwards at December 31, 2007 will expire as follows:

	Canada	US	Brazil	Chile	Argentina	Other	Total

2008	$91	$—	$—	$—	$5,059	$—	$5,150
2009	17	—	—	—	3,650	—	$3,667
2010	6	109	—	—	2,793	—	$2,908
2011	2,525	161	—	—	1,771	—	$4,457
2012	—	6,554	—	—	2,146	—	$8,700
2013 and onwards	53,896	126,201	—	—	—	16,478	$196,575
Unlimited	—	—	119,961	30,073	—	12,922	$162,956

	$56,535	$133,025	$119,961	$30,073	$15,419	$29,400	$384,413

27.          SUPPLEMENTARY CASH FLOW INFORMATION

(a)           Supplementary information regarding other non-cash investing and financing transactions:

	2007	2006	2005

Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$(36,789)	$(33,281)	$(324)
Accrued interest capitalized to assets under construction	—	4,556	6,847
Issue of shares on business acquisitions	3,749,307	1,053,071	—
Share purchase warrants recognized on the issue of warrants on business acquisitions	202,707	74,511	—
Common shares received as consideration of assets sold during the year	4,234	20,800	—
Issue of shares on acquisition of mineral properties	10,976	—	—
Issue of to be issued shares on exercise of options and warrants	19,485	—	—
Issue of shares on business acquisition completed in prior period	23,006	—	—
Issue of share purchase warrants in settlement of notes payable	—	13,111	—
Issue of share in settlement of amounts payable	—	1,163	—
Contributed surplus recognized on the issue of stock options on business acquisitions	52,166	54,041	—
Deferred financing charges on the issue of warrants	—	—	1,374
Expired warrants	—	2	927
Proceeds on conversion of long-term credit facilities to US dollars	$598,301	$—	$—
Repayment of long-term credit facilities on conversion to US dollars	$(571,339)	$—	$—
Other	$5,192	$—	$—

(b)           Interest and income tax paid:

	2007	2006	2005

Interest paid during the year	$18,357	$13,270	$1,363
Income taxes paid during the year	$39,504	$1,804	$464

(c)           Net change in non-cash working capital, net of acquisitions:

	2007	2006	2005

Net (increase) decrease in
Accounts receivable	$(69,083)	$(2,560)	$876
Advances and deposits	(37,813)	(13,192)	(3,792)
Inventory	(30,685)	(25,712)	(5,491)
Income taxes recoverable	(17,999)	(672)	(1,261)
Derivative related assets	—	3,570	—
Other assets	150	—	—

Net increase (decrease) in
Accounts payable	(8,314)	(4,257)	(2,185)
Accrued liabilities	94,398	(2,500)	8,615
Income taxes payable	52,834	1,937	203
Derivative related liability	17,206	—	—
Other current liabilities	336	—	—

	$1,030	$(43,386)	$(3,035)

Changes in non-cash working capital items are net of working capital items related to assets under construction and working capital items acquired and disposed of during the period.

28.                               JOINT VENTURE

The Company holds a 40% interest in a joint venture with Barrick Gold Corporation (“Barrick”) for the Rossi property in Nevada acquired through the acquisition of Meridian.

The following details the Company’s share of statement of operations, cash flows and balance sheets in the Rossi joint venture which has been proportionately consolidated:

2007

Proportionate Statements of Joint Venture Operation
Revenues	$2,761
Cost of sales	(1,768)
Depreciation, amortization and depletion	(878)
Other income (expense)	(105)
Minority interest	—
Income taxes	—

Net income	$10

Proportionate Joint Venture Balance Sheet
Current assets	$2,534
Capital	52,344

$54,878

Current liabilities	$640
Long-term liabilities	256
Yamana’s investment carrying value	53,982

$54,878

Proportionate Statements of Joint Venture Cash Flows
Operating activities	$329
Investing activities	(329)
Financing activities	—

Increase in cash and cash equivalents during the period	$—

29.                               SEGMENTED INFORMATION

The Company considers its business to consist of geographical segments primarily in Brazil, Chile, Central America, Argentina and its corporate head office in Canada. The

Company’s operating segments are Brazil, Chile, Central America and Canada (which is solely comprised of corporate and administrative activities).

Capital assets referred to below consist of land, buildings, equipment, mineral properties, exploration costs and assets under construction and goodwill.

				Central
				America		Less: Assets
2007	Brazil	Chile	Argentina	and Other	Corporate	Sold	Total

Capital Assets	$1,283,434	$5,158,547	$2,121,601	$196,717	$1,385	$—	$8,761,684
Total Assets	$1,677,990	$5,296,083	$2,151,287	$210,678	$559,886	$—	$9,895,924
Sales	$629,686	$77,912	$—	$39,493	$—	$—	$747,091
Capital expenditures	$165,210	$22,763	$72,244	$12,014	$921	$—	$273,152

				Central
				America		Less: Assets
2006	Brazil	Chile	Argentina	and Other	Corporate	Sold	Total

Capital Assets	$1,197,582	$—	$667,115	$45,719	$758	$—	$1,911,174
Total Assets	$1,366,585	$—	$676,399	$57,288	$80,920	$—	$2,181,192
Sales	$135,869	$—	$—	$33,337	$—	$—	$169,206
Capital expenditures	$209,341	$—	$3,599	$5,637	$724	$—	$219,301

				Central
				America		Less: Assets
2005	Brazil	Chile	Argentina	and Other	Corporate	Sold	Total

Capital Assets	$245,015	$—	$5,667	$—	$200	$(5,667)	$245,215
Total Assets	$324,073	$—	$5,667	$—	$144,373	$(5,667)	$468,446
Sales	$46,038	$—	$—	$—	$—	$—	$46,038
Capital expenditures	$160,854	$—	$—	$—	$128	$—	$160,982

Reconciliation of Segment Income

	2007
				Central
				America
	Brazil	Chile	Argentina	and Other	Corporate	Total

Revenues	$629,687	$77,912	$—	$39,492	$—	$747,091
Cost of sales	(235,284)	(28,649)	—	(23,707)	—	$(287,640)
Depreciation, amortization and depletion	(50,917)	(15,640)	—	(5,258)	—	$(71,815)
Accretion of asset retirement obligation	(2,313)	(198)	—	(545)	—	$(3,056)

Segment earnings	$341,173	$33,425	$—	$9,982	$—	$384,580

General and administrative	(27,027)	(1,864)	(1)	(1,842)	(37,791)	$(68,525)
Foreign exchange (loss) gain	(27,576)	171	5,027	(1)	(18,006)	$(40,385)
Stock-based compensation	—	—	—	—	(726)	$(726)
Other losses	1,051	—	—	—	—	$1,051

Operating earnings (loss)	287,621	31,732	5,026	8,139	(56,523)	275,995
Investment and other business income (loss)	3,909	1,249	38	206	6,101
						$11,503
Interest and financing expense	(7,099)	—	—	—	(14,935)	$(22,034)
Equity earnings	—	—	3,820	—	—	$3,820
Unrealized loss on commodity contracts	—	—	—	—	(29,068)	$(29,068)
Realized loss on commodity contract	—	—	—	—	(17,082)	$(17,082)

Earnings (loss) before income taxes	$284,431	$32,981	$8,884	$8,345	$(111,507)	$223,134

	2006
		Central
		America
	Brazil	and Other	Corporate	Total

Revenues	$135,869	$33,337	$—	$169,206
Cost of sales	(79,929)	(20,075)	—	(100,004)
Depreciation, amortization and depletion	(28,693)	(4,817)	—	(33,510)
Accretion of asset retirement obligation	(534)	(102)	—	(636)

Segment earnings	$26,713	$8,343	$—	$35,056

General and administrative	(14,548)	—	(9,802)	(24,350)
Foreign exchange gain	278	—	65	343
Loss on impairment of the Fazenda Nova Mine	(3,675)	—	—	(3,675)
Stock-based compensation	—	—	(41,099)	(41,099)

Operating earnings (loss)	8,768	8,343	(50,836)	(33,725)
Investment and other business income	2,376	—	2,952	5,328
Interest and financing expense	(1,301)	—	(27,545)	(28,846)
Unrealized loss on commodity contracts	—	—	(35,773)	(35,773)
Loss arising from assets held for sale (Note 5)	—	(2,186)	—	(2,186)

Earnings (loss) before income taxes	$9,843	$6,157	$(111,202)	$(95,202)

Prior to 2006 the Company’s Brazilian operations represented the Company’s sole operating segment.

30.          CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at December 31, 2007:

Year	2008	2009	2010	2011	2012	Thereafter	Total

Mine operating/construction and service contracts:
Fazenda Brasileiro	$4,676	$685	$—	$—	$—	$—	$5,361
Chapada	21,828	10,255	—	—	—	—	32,083
São Vicente	3,357	—	—	—	—	—	3,357
São Francisco	29,509	12,207	11,832	11,832	6,743	3,447	75,570
Jacobina	652	378	30	—	—	—	1,060
San Andrés	1,861	1,500	1,500	—	—	—	4,861
Gualcamayo	41,112	2,232	29	—	—	—	43,373
El Peñón	86,108	86,108	13,844	5,768	—	—	191,828
Minera Florida	1,549	798	548	548	548	2,738	6,729
Other	2,925	1,396	1,071	551	392	33	6,368

	$193,577	$115,559	$28,854	$18,699	$7,683	$6,218	$370,590

31.          FINANCIAL INSTRUMENTS

(a)           Fair value of financial instruments

The Company’s financial instruments comprise of primarily, cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, marketable securities, accounts payable and other current liabilities, derivative assets (liabilities) and income taxes payable (recoverable).  The carrying values of these items approximate their fair values due to the relatively short-term maturities of these instruments. Concentrate sales were fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market loss of $29.1 million (December 31, 2006 - $35.8 million; December 31, 2005 - $8.6 million) on commodity contracts for the year.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the credit facilities, which have a carrying value of $622.4 million (2006 – $nil), comprised of a short-term and a long-term portion as described in Note 16, and a fair value of $632.7 million.  The fair value was calculated discounting the future cash flows by a discount factor based on risk-free interest rates.

Fair values of long-term investments were calculated based on market information the Company’s best estimate.

In addition, the Company has silver forward contracts which had a fair market value of $0.9 million loss as at December 31, 2007.  The fair value of the contract is being recognized over the two year term of the contract ending 2009.

The following table summarizes derivative related assets:

	2007	2006

Currency Contracts
Forward contracts	$17,947	$—
Long-call option contracts	267	—

	18,214
Less: Current portion	(10,560)	—

Long-term portion	$7,654	$—

The following table summarizes the components of derivative related liabilities:

	2007	2006

Commodity Contracts
Forward contracts	$(63,473)	$(77,360)
Long-call option contracts	23,025	81,920
Option premium	(33,114)	(48,983)

	$(73,562)	$(44,423)
Interest Rate Contracts
Interest rate swaps	(8,325)	—

	$(81,887)	$(44,423)
Less: Current portion	53,954	21,163

Long-term portion	$(27,933)	$(23,260)

The following table summarizes unrealized derivative gains (losses):

	2007	2006	2005

Non-hedge derivatives
Commodity contracts	$(27,305)	$(35,773)	$(8,615)
Share purchase warrants held	(576)	—	—

	(27,881)	(35,773)	(8,615)

Hedge ineffectiveness
Ongoing hedge ineffectiveness	(1,187)	—	—

	(29,068)	(35,773)	(8,615)

The following table summarizes realized derivative gains (losses):

	2007	2006	2005

Commodity contracts	$(17,082)	$—	$—

Current income taxes	$6,170	$—	$—

Additionally, included in cost of sales are realized gains in respect to currency derivative contracts in the amount of $6 million (2006 - $nil; 2005 - $nil).

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 11):

	2007	2006	2005

Effective portion of change in fair value of hedging instruments	$10,619	$—	$—

Balance, end of period	10,619	—	—

Future income tax	(3,668)	—	—

	$6,951	$—	$—

(b)           Currency risk

The Company’s sales are predominately denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies predominately the Brazilian Real, the Argentine Peso and the Chilean Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

During the first quarter, the Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Real versus the US dollar. Currency contracts totaling 280 million Reais have been designated against forecast Reais denominated expenditures as a hedge against the variability of the US dollar amount of those expenditures caused by changes in the currency exchange rates over the next four years. Of this, 77.5 million Reais have been settled as at December 31, 2007. These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar. These contracts are based on projected monthly costs beginning in February 2007 through to February 2010. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

(c)           Commodity price risk

The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold.

During prior years, the Company entered into a combination of forward and call option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The copper economic hedging program now in place provides a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

In August, the Company entered into additional copper forward contracts intended to hedge copper prices at a weighted average forward price of $2.97 per pound of copper for a total of 124.9 million pounds of copper for 2008, 2009 and 2010 ($3.33 for 2008, $3.00 for 2009 and $2.67 for 2010) and $2.37 per pound of copper for a total of 35 million pounds of copper for 2011.

Through its acquisition of Meridian, the Company acquired forward sales commitments for the physical sale of silver ounces.  Under this agreement, the Company is committed to selling 230,000 ounces of silver at a fixed price of $13.13 per ounce in 2008 and an additional 110,000 ounces for each of 2008 and 2009 at a minimum price of $13.13 per ounce in 2009. The fair value of the contract is being amortized over the term of the contract.

(d)           Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt.  During the fourth quarter, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period.  These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

(e)           Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.  For long-term investments credit risk represents the par value of the instruments.  For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative.  When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company limits credit risk by entering into derivatives with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company’s gross credit exposure was $18.2 million as at December 31, 2007 (2006 - $nil).

(f)            Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigate liquidity risk by spreading the maturity dates of derivatives over time.

32.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a)          The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineracao e Commercio Ltda (“JMC”). The Company estimates this contingency to be $22.9 million which has been accrued as at December 31, 2007. The increase of $5.8 million in the year is due to the depreciation of the US dollar vis-a-vis the Brazilian Reais. There has been no charge in the amount of the contingent liability during the year in local currency.

(b)          In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the claimant. The claimant alleges that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. While the Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is unlikely to be successful, the outcome is not certain. A statement of defence to the claim has been filed and evidence in the case has been produced. A judgement on the merits by the court of first instance is pending. There is no assurance that the Company will be wholly successful in defending against the claims. If the Company is not successful or is only partially successful in the defence, there is no assurance that the claimant will not seek to increase the amount of the claim and the amount of damages is uncertain.

33.                               COMPARATIVE FIGURES

Certain of prior period’s figures have been reclassified to conform with the current period’s presentation. The Company has separately disclosed advances and deposits and accounts receivable on the consolidated balance sheet. The Company has reclassified investments of $28.3 million as available-for-sale securities of $28.0 million and share purchase warrants held of $313,000 upon adoption of the new accounting standard.  The Company has reclassified $23.3 million from current to long-term derivatives related liabilities on the consolidated balance sheet.

34.                               SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (US GAAP) are described and quantified below.

The impact of US GAAP on the consolidated income statements is as follows:

	2007	2006	2005

OPERATIONS
Net earnings (loss) under Canadian GAAP	$157,245	$(70,163)	$(4,111)
Adjustment for depreciation, amortization and depletion (i)	(17,598)	(4,099)	(1,420)
Write-off of exploration mineral property costs (i)	(36,772)	(20,691)	(11,583)
Pre-operating costs (ii)	(549)	878	(331)
Stripping costs in mine operating earnings (v)	(3,634)	—	—
Stripping costs in equity earnings (v)	(950)	—	—

	97,742	(94,075)	(17,445)
Tax effect of reconciling items	12,559	6,003	4,534

Net income (loss) attributable to common shareholders under US GAAP (xi)	110,301	(88,072)	(12,911)

Basic earnings (loss) per share under US GAAP	0.27	(0.32)	(0.09)
Diluted earnings (loss) per share under US GAAP	0.26	(0.32)	(0.09)

Basic weighted average number of shares outstanding under US GAAP	415,232	276,617	144,888

Diluted weighted average number of shares outstanding under US GAAP	431,917	276,617	144,888

The impact of US GAAP on the consolidated balance sheets is as follows:

	2007	2006	2005

ASSETS
Total assets under Canadian GAAP	$9,895,924	$2,181,192	$468,446
Writeoff exploration mineral property costs (i)	(81,036)	(40,630)	(19,939)
Adjustment to mineral properties (i)	(23,446)	(7,404)	(4,352)
Adjustment to inventory (i)	(2,140)	(36)	134
Adjustment to investments (ix)	—	(4,526)	—
Future employee benefit adjustment to Mineral Properties on Meridian acquisition (vii)	3,494	—	—
Future income tax assets related to adjustments	23,450	10,609	4,606
Adjustment to equity investment (v)	(950)	—	—

Total assets under US GAAP	$9,815,296	$2,139,205	$448,895

LIABILITIES
Total liabilities under Canadian GAAP	$3,942,293	$464,602	$153,472
Future employee benefit liability adjustment (vii)	4,475	—	—
Other long-term liabilities – adjusted for unrecognized tax benefit (vi)	1,493	—	—
Future income tax liabilities related to adjustments	(2,922)	(2,922)	(2,922)

Total liabilities under US GAAP	$3,945,339	$461,680	$150,550

Non-controlling interest under Canadian and US GAAP	$46,810	$—	$—

Shareholders’ equity under Canadian GAAP	$5,906,821	$1,716,590	$314,974
Write-off of exploration mineral property costs (i)	(81,036)	(40,630)	(19,939)
Adjustment for depreciation, amortization and depletion (i)	(25,145)	(7,547)	(3,448)
Net unrealized loss on investments (ix)	—	(4,526)	—
Unrecognized tax benefits (v)	(1,493)	—	—
Future employee benefit adjustment to Other Comprehensive Income (vii)	(981)	—	—
Write-off of pre-operating costs (ii)	(441)	108	(770)
Adjustment to equity investment (v)	(950)	—	—
Future income taxes	26,372	13,530	7,528

Shareholders’ equity under US GAAP	$5,823,147	$1,677,525	$298,345

Total liabilities and shareholders’ equity under US GAAP	$9,815,296	$2,139,205	$448,895

The components of Shareholders’ equity under US GAAP would be as follows:

	2007	2006	2005

SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Common shares	$5,502,518	$1,619,850	$310,263
Shares to be issued	—	42,492	—
Share purchase warrants	270,806	73,003	—
Additional paid-in capital	55,251	56,212	9,410
Accumulated other comprehensive loss	(4,836)	(4,632)	—
Deficit	(592)	(109,400)	(21,328)

Total Shareholders’ equity	$5,823,147	$1,677,525	$298,345

The impact of US GAAP on the consolidated cash flows is as follows:

	2007	2006	2005
CASH FLOWS

Cash flows from to operating activities per Canadian GAAP	$293,874	$(3,215)	$3,410

Write-off of exploration mineral property costs (i)	(40,955)	(19,813)	(11,914)

Cash flows from to operating activities per US GAAP	$252,919	$(23,028)	$(8,504)

Cash flows from financing activities per Canadian and US GAAP	$614,344	$97,212	$250,469

Cash flows from investing activities per Canadian GAAP	(702,592)	(179,029)	(192,552)

Write-off of exploration mineral property costs (i)	40,955	19,813	11,914

Cash flows to investing activities per US GAAP	$(661,637)	$(159,216)	$(180,638)

(i)           Mineral properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and possible reserves.

Under US GAAP, exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Drilling and related costs in delineating an ore body and converting mineral resources to mineral reserves are expensed as exploration costs under US GAAP. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves rather than over the proven, probable reserves of the mine and the applicable portion of resources expected to ultimately be mined. This additional depletion and exploration expense is required to be recognized under US GAAP. For the purposes of the consolidated statements of cash flows, the exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP.

(ii)          Pre-operating costs

US GAAP requires pre-operating costs to be expensed as incurred. Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established and then amortized on the unit of production basis.

(iii)         Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2007, 2006 or 2005.

(iv)         Stock-based compensation

Effective January 1, 2006 the Company adopted FAS 123(R). The adoption of this standard had no impact on the Company.

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between Yamana’s closing stock price on the last trading day of the 2007 fiscal year end and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the option holders exercised their options on December 31, 2007.

The aggregate intrinsic value as of December 31, 2007 for the 17.2 million (2006 - 16.1 million) outstanding stock options is $83.4 million (2006 - $111.3 million) and the weighted average remaining contractual term is 2.96 years (2006 - 4.55 years).

The aggregate intrinsic value as of December 31, 2007 for the 17.2 million exercisable stock options is $83.4 million (2006 – $110.5 million) and the weighted average remaining contractual term is 2.96 years (2006 – 4.61 years).

The weighted-average grant date fair value of stock options granted for the year ended December 31, 2007 was $Nil excluding the fair value of options acquired on acquisitions during the year.

The weighted-average grant date fair value of stock options granted during the year ended December 31, 2006 was $38.5 million excluding the fair value of options acquired on acquisitions during the year.

The weighted-average grant date fair value of stock options granted during the year ended December 31, 2005 was $2.3 million.

The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option (exercised during the year ended December 31, 2007 was $68.4 million.

The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option (exercised during the year ended December 31, 2006 was $78.1 million.

The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option (exercised during the year ended December 31, 2005 was $2.2 million.

A summary of the status of Yamana’s nonvested shares as of December 31, 2007 and changes during the year ended December 31, 2007, is presented below:

	Awards	Weighted Average Grant-Date Fair-value (C$)

Nonvested as of January 1, 2007	199	4.58
Granted	8,991	6.45
Vested	9,190	6.41
Nonvested, December 31, 2007	Nil	Nil

Cash received from the exercise of stock options for the year ended December 31, 2007 was $34.4 million.

Cash received from the exercise of stock options for the year ended December 31, 2006 was $22.2 million.

Cash received from the exercise of stock options for the year ended December 31, 2005 was $1.6 million.

The total tax benefit realized for the tax deductions from the options exercised for the years ended December 31, 2007, 2006 and 2005 was $Nil.

(v)           Stripping costs incurred during production

Under Canadian GAAP, certain stripping costs incurred during production may be capitalized if the stripping activity provides access to sources of reserves that will be produced in future periods.  Per EITF 04-6, under US GAAP, these costs should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred and consequently expensed as the inventory is sold.

(vi)         Accounting for uncertainty in income taxes

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2007.  As a result of this adoption, the Company recognized, as a cumulative effect of change in accounting principle, a $1.5 million increase in liabilities for unrecognized tax benefits, and a $1.5 million decrease in retained earnings.

Upon adoption of FIN 48, income tax liabilities as of January 1, 2007 included a total of $1.5 million for unrecognized tax benefits.  A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$4,639
Additions based on tax positions related to the current year	—
Additions related to tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements of tax positions	—
Balance at December 31, 2007	$4,639

These liabilities are primarily included as a component of long-term “Other Liabilities” in the Company’s Consolidated Balance Sheet because the Company generally does not anticipate that any of the liabilities will be settled within the next twelve months.  As of December 31, 2007, $4.6 million of unrecognized tax benefits, if recognized in future periods, would impact the Company’s effective tax rate.

The Company recognizes interest expense and penalty expense related to unrecognized tax benefits in interest expense.  At December 31, 2007, the Company had approximately nil of accrued interest and nil of accrued penalties on its Consolidated Balance Sheet.

The following is a summary of the tax years that remain subject to examination by major jurisdiction:

Jurisdiction	Years
Canada	All Years
United States	1998-2007
Brazil	2003-2007
Chile	2004-2007
Argentina	2006-2007
Honduras	2003-2007

(vii)        Defined Benefit Pension

In September 2006, the FASB issued FAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” which requires the recognition in the Company’s financial statements the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. Under FAS 158 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to comprehensive income. This difference in accounting standards resulted in $1 million being recognized as a charge in comprehensive income and a $3.5 million increase to total assets for an over-funded plan and $4.5 million increase to total liabilities for under-funded plans for U.S. GAAP purposes.

(viii)       Joint Venture

Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Company’s ownership interest. Under U.S. GAAP, the equity method of accounting is applied in circumstances where a proportionately consolidated joint venture’s significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. United States regulations do not require, for the purposes of this reconciliation, adjustment to equity account for the joint ventures. The presentation of the Company’s joint venture does not require adjustments to the equity method. Refer also to note 28 to the financial statements.

(ix)         Comprehensive income (loss)

In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, the Company is required to include the net unrealized holding gain on these securities in other comprehensive income. This difference in accounting standard resulted in an increase in comprehensive loss for 2006 and 2005 of $4.5 million and $100,000, respectively.  There was no US GAAP adjustment for the year ended December 31, 2007 with the adaption of Section 1530, Comprehensive Income, of the CICA.  SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.

(x)           Pro forma information on business combination

Under US GAAP, SFAS 141, Business Combinations, requires disclosure of certain pro forma information when one or more business combinations are effected. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Meridian Gold Inc., Northern Orion Resources Inc. at the beginning of 2007 and Desert Sun Mining Corp., Viceroy Exploration Ltd. and RNC Gold Inc. at the beginning of 2006.

(Unaudited)	2007	2006

Revenues	$987,753	$437,288
Net earnings (loss)	$81,316	$(63,990)
Pro forma basic earnings (loss) per share	$0.12	$(0.19)
Pro forma diluted earnings (loss) per share	$0.12	$(0.19)

Pro forma information includes non-recurring deal transaction costs incurred during the year by Meridian and Northern Orion of approximately $30 million relating to Yamana’s acquisition.

(xi)         Equity investment in Minera Alumbrera

For Canadian GAAP purposes, equity earnings from Minera Alumbrera of $3.8 million, is shown before earnings before income taxes and non-controlling interest on the Consolidated Statements of Operations. For US GAAP purposes, this should be shown after the Company’s earnings before income taxes and non-controlling interest.

(xii)        Impact of Recent United States Accounting Pronouncements

Recently issued United States and Canadian accounting pronouncements are outlined below.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In February 2007, the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

In December 2007, the FASB released FASB 141-R, Business Combinations. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is a business combination in the year ending December 31, 2009 for the Company.  The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  The Company will assess the impact of this standard for Business Combinations occurring after January 1, 2009.

In December 2007, the FASB released FASB 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.  This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for the Company is the year ending December 31, 2009 and the interim periods within that fiscal year.  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements.  This Company is assessing the impact of the new standards.

In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

The Securities and Exchange Commission (“SEC”) and FASB have issued recent interpretations for U.S. GAAP that suggest warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity. As a result, these instruments should be treated as derivatives and recorded as liabilities which and are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars.

The recent SEC and FASB interpretations relate to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities and Emerging Issue Task Force (“EITF”) EITF 00-19 Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock. The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk. This project is expected to provide further guidance with respect to U.S. GAAP accounting for such items.

Corporate Information

Directors

Victor Bradley

Mining Consultant

Lead Director

Peter Marrone

Chairman and

Chief Executive Officer,

Yamana Gold Inc.

Antenor Silva

President and

Chief Operating Officer,

Yamana Gold Inc.

John Begeman

Mining Executive

Richard Graff

Consultant

Robert Horn

Private Investor

C. Nigel Lees

Mining Executive

Patrick Mars

Corporate Director

Carl Renzoni

Private Investor

Dino Titaro

Mining Executive

Management

Peter Marrone

Chairman and

Chief Executive Officer

Antenor Silva

President and

Chief Operating Officer

Charles Main

Senior Vice President, Finance and

Chief Financial Officer

Greg McKnight

Senior Vice President,

Business Development

Ludovico Costa

Senior Vice President,

Operations

Darcy Marud

Senior Vice President,

Exploration

Evandro Cintra

Vice President,

Technical Services

Jacqueline Jones

Vice President, Legal,

General Counsel and

Corporate Secretary

Jodi Peake

Vice President,

Public and Investor Relations

Arão Portugal

Vice President,

Administration

Ana Lucia Martins

Vice President, Safety

Health, Environment and Community

Sofia Tsakos

Vice President,

Corporate Counsel

Betty Soares

Corporate Controller

Mark Bennett

Assistant Corporate Secretary

Executive Offices

150 York Street, Suite 1102

Toronto, Ontario, Canada M5H 3S5

Tel:	(416) 815-0220
Fax:	(416) 815-0021

Rua Funchal

411 - 5° andar - conjunto 92

CEP 04551-060 - São Paulo

SP - Brazil

Tel:	+55 11 2163 8300
Fax:	+55 11 2163 8324

Annual General and Special Meeting

Yamana Gold Inc. will hold its Annual General and Special Meeting on Wednesday, May 14 at 11:00 am at the Four Seasons Centre for the Performing Arts located at 145 Queen St. West Toronto, Ontario, Canada. The main entrance is located at the southeast corner of Queen Street West and University Avenue

Transfer Agent

CIBC Mellon Trust Company

320 Bay Street, Box 1,

Toronto, Ontario, Canada

M5H 4A6

Auditors

Deloitte & Touche LLP

Vancouver, British Columbia, Canada

Legal Counsel

Cassels Brock & Blackwell LLP

Toronto, Ontario, Canada

Dorsey & Whitney LLP

Toronto, Ontario, Canada

Capitalization

668,416,987 common shares

issued as of December 31, 2007

Share Listings

Toronto Stock Exchange	Symbol: YRI
New York Stock Exchange	Symbol: AUY
London Stock Exchange	Symbol: YAU

Website

www.yamana.com

Information

Contact

investor@yamana.com

Tel: (416) 815-0220